                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                      CNL AMERICAN PROPERTIES FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12613A101
                        ------------------------------
                                 (CUSIP Number)

                               September 1, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 12613A101                 13G                    Page 2 of 8 Pages

------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      James M. Seneff, Jr.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
      (SEE INSTRUCTIONS)                                        (b) [X]



------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION


      U.S.
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF
                          3,694,853(1)
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING
                          3,694,853(1)
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,694,853
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      8.5%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


      IN
------------------------------------------------------------------------------

(1) Includes 3,242,962 shares owned by CNL Financial Group, Inc., a Florida corporation and a wholly owned subsidiary of CNL Holdings, Inc., a Florida corporation. James M. Seneff, Jr. is the Chief Executive Officer of both CNL Financial Group, Inc. and CNL Holdings, Inc.

  CUSIP No. 12613A101                 13G                    Page 3 of 8 Pages

------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      CNL Holdings, Inc.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
      (SEE INSTRUCTIONS)                                        (b) [X]



------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION


      Florida
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF
                          3,242,962(2)
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING
                          3,242,962(2)
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,242,962
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      7.5%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


      HC
------------------------------------------------------------------------------

(2) Includes 3,242,962 shares owned by CNL Financial Group, Inc., a Florida corporation and a wholly owned subsidiary of CNL Holdings, Inc.

  CUSIP NO. 12613A101                    13G                        Page 4 of 8

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS (ENTITIES ONLY).

      CNL Financial Group, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                        (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER

      SHARES              3,242,962
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER

    OWNED BY
                   -----------------------------------------------------------
      EACH           7    SOLE DISPOSITIVE POWER

    REPORTING             3,242,962
                   -----------------------------------------------------------
   PERSONS WITH      8    SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,242,962
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] (SEE INSTRUCTIONS)


------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.5%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
------------------------------------------------------------------------------

CUSIP No. 12613A101                  13G                       Page 5 of 8 Pages

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1 (a). NAME OF ISSUER:

            CNL American Properties Fund, Inc.

ITEM 1 (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            CNL Center at City Commons
            450 South Orange Street
            Orlando, Florida 32801

ITEM 2 (a). NAME OF PERSON FILING:

            James M. Seneff, Jr., an individual

            CNL Holdings, Inc., a Florida corporation and the holding company parent of CNL Financial Group, Inc. James M. Seneff, Jr. is the Chief Executive Officer of CNL Holdings, Inc.

            CNL Financial Group, Inc., a Florida corporation and a wholly owned subsidiary of CNL Holdings, Inc. James M. Seneff, Jr. is the Chief Executive Officer of CNL Financial Group, Inc.


ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            For each:
            CNL Center at City Commons
            450 South Orange Street
            Orlando, Florida  32801

ITEM 2 (c). CITIZENSHIP:

            James M. Seneff, Jr.: U.S.

            CNL Holdings, Inc.: Florida corporation

            CNL Financial Group. Inc.: Florida corporation


ITEM 2 (d). TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 par value

ITEM 2 (e). CUSIP NUMBER:

            12613A101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

CUSIP No. 12613A101                  13G                       Page 6 of 8 Pages

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     WITH RESPECT TO JAMES M. SENEFF, JR.:

     (a)  Amount beneficially owned: 3,694,853

     (b)  Percent of class:  8.5%


     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 3,694,853 (3)

          (ii)  Shared power to vote or to direct the vote: N/A

          (iii) Sole power to dispose or to direct the disposition of:
                3,694,853 (3)

          (iv)  Shared power to dispose or to direct the disposition of: N/A

     WITH RESPECT TO CNL HOLDINGS, INC.:

     (a)  Amount beneficially owned: 3,242,962

     (b)  Percent of class:  7.5%


     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 3,242,962 (4)

          (ii)  Shared power to vote or to direct the vote: N/A

          (iii) Sole power to dispose or to direct the disposition of:
                3,242,962 (4)

          (iv)  Shared power to dispose or to direct the disposition of: N/A

CNL Holdings, Inc. disclaims beneficial ownership of shares owned individually by James M. Seneff, Jr.

-------------------
(3) Includes 3,242,962 shares owned by CNL Financial Group, Inc., a Florida corporation and a wholly owned subsidiary of CNL Holdings, Inc., a Florida corporation. James M. Seneff, Jr. is the Chief Executive Officer of both CNL Financial Group, Inc. and CNL Holdings, Inc.

(4) Includes 3,242,962 shares owned by CNL Financial Group, Inc., a Florida corporation and a wholly owned subsidiary of CNL Holdings, Inc.

CUSIP No. 12613A101                     13G                   Page 7 of 8 Pages


     WITH RESPECT TO CNL FINANCIAL GROUP, INC.:

         (a)  Amount beneficially owned: 3,242,962

         (b)  Percent of class: 7.5%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 3,242,962

              (ii)  Shared power to vote or to direct the vote: N/A

              (iii) Sole power to dispose or to direct the disposition of:
                    3,242,962

              (iv)  Shared power to dispose or to direct the disposition of: N/A

     CNL Financial Group, Inc. disclaims beneficial ownership of shares owned individually by James M. Seneff, Jr.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

CUSIP No. 12613A101                     13G                   Page 8 of 8 Pages

ITEM 10.        CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2000

                                              /s/ James M. Seneff, Jr.
                                              ----------------------------------
                                              James M. Seneff, Jr.

                                              CNL HOLDINGS, INC.

                                              /s/ James M. Seneff, Jr.
                                              ----------------------------------
                                              By: James M. Seneff, Jr.
                                              Title: Chief Executive Officer

                                              CNL FINANCIAL GROUP, INC.

                                              /s/ James M. Seneff, Jr.
                                              ----------------------------------
                                              By: James M. Seneff, Jr.
                                              Title: Chief Executive Officer